Exhibit 21.1

LIST OF SUBSIDIARIES

Jurisdiction or State		Names Under Which
Subsidiary of Incorporation		Subsidiary Does Business
First Security Bank of Lexington, Inc. (1)	Kentucky	First Security Bank

Peoples Secure, LLC (2)	Kentucky	Peoples Secure, LLC

First Security Capital Management, Inc. (3)	Kentucky	First Security Capital Management, Inc.

1.  As a state chartered bank, First Security Bank of Lexington, Inc. is organized under the laws of the Commonwealth of Kentucky and is a wholly-owned subsidiary of First Security Bancorp, Inc.

2.  Peoples Secure, LLC is a limited liability company that owns certain banking related software that it licenses to other financial institutions. First Security Bancorp, Inc. owns 50% of the members interest in this entity.

3.  First Security Capital Management, Inc. is a wholly owned subsidiary of First Security Bank of Lexington, Inc. and to date has been inactive.

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